ABAXIS, INC.
                                3240 Whipple Road
                          Union City, California 94587

March 17, 2006

Via EDGAR

Ms. Ibolya Ignat
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

RE:     ABAXIS, INC.
        FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2005
        FILED JUNE 14, 2005
        FILE NO. 000-19720

Dear Ms. Ignat:

We are writing on behalf of Abaxis, Inc. (the "Company"), in regard to a comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 27, 2006, and the supplemental letter dated February 24, 2006, with respect to the Company's Form 10-K for the fiscal year ended March 31, 2005.

We are in receipt of the Staff's comment letters and are actively engaged in preparing a response. Previously, the Company informed the Staff that it expected to respond to both letters on or before March 17, 2006. However, due to complications with receiving final approval of the Company's response letter by its current and former independent registered public accounting firms, the Company is not able to respond within the timeline as previously established. Accordingly, after discussing this matter with the Staff of the SEC, the Company will respond to the Staff's January 27th comment letter on or before March 31, 2006. In terms of the February 24th supplemental letter, the Company is in the process of collecting the necessary foreign sales data required to respond to the Staff's comment letter. Due to difficulties collecting this information since the inception of the agreement in 1999, the Company will be in a position to respond to the Staff's February 24th comment letter on or before April 14, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (510) 675-6504, or John Saia of DLA Piper Rudnick Gray Cary US LLP, at (650) 833-2444. Thank you very much for your assistance.

Sincerely,

ABAXIS, INC.

By:     /s/ Alberto R. Santa Ines
        ---------------------------
Name:   Alberto R. Santa Ines
Title:  Chief Financial Officer and
        Vice President of Finance

cc:     Jim B. Rosenberg, Securities and Exchange Commission
        Jim Atkinson, Securities and Exchange Commission
        Andrew D. Zeif, DLA Piper Rudnick Gray Cary US LLP